As filed with the Securities and Exchange Commission on May 28, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934.
___________________

GLOBALOPTIONS GROUP, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
___________________

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

37946D209
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
___________________

HARVEY W. SCHILLER, Ph.D.
Chairman and Chief Executive Officer
GLOBALOPTIONS GROUP, INC.
75 Rockefeller Plaza
27th Floor
New York, New York 10019
(212) 445-6262
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Robert H. Friedman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
__________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$937,210	$39.30
*
Estimated solely for purposes of calculating the amount of the filing fee.  This amount assumes that options to purchase 1,142,428 shares of common stock of GlobalOptions Group, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $937,210 will be exchanged pursuant to this offer.  The aggregate value is calculated based upon the Black-Scholes option pricing model as of May 16, 2008.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the aggregate transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable.
Form or Registration No.: Not Applicable	Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

ITEM 1.	SUMMARY TERM SHEET.

The information set forth under “Summary of Terms” in the Offer to Exchange Outstanding Options to Purchase Common Stock filed as Exhibit 99.(a)(1)(A) hereto (the “Offer”), is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a)           Name and Address.  The name of the issuer is GlobalOptions Group, Inc. (together with its subsidiaries, the “Company”, “GlobalOptions”, “we”, “our” or “us”), a Delaware corporation, and the address of its principal executive office is 75 Rockefeller Plaza, 27th Floor, New York, New York 10019.  The Company’s telephone number is (212) 445-6262.

(b)           Securities.  This tender offer statement on Schedule TO relates to an offer by GlobalOptions to holders of outstanding options to purchase the Company’s common stock granted prior to January 1, 2008, under the Company’s 2006 Long-Term Incentive Plan, 2006 Stock Option Plan or 2005 Stock Option Plan (“Eligible Options”).  The Offer is for holders to cancel their Eligible Options in exchange for restricted stock units (“RSUs”) issued under the 2006 Long-Term Incentive Plan on the terms and conditions set forth in the Offer.  As of the close of business on May 16, 2008, 9,983,390 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), and Eligible Options to purchase 1,142,428 shares of Common Stock, were outstanding.

The Offer is open to all employees, officers and directors of, and consultants and advisors to, GlobalOptions, provided that such persons remain employed with or in service to GlobalOptions at all times up to and through the date the Eligible Options are cancelled.  The number of RSUs to be granted will be equal to the amount of Eligible Options held by an Eligible Person (as defined below) divided by three (3), as set forth in the Offer.  The information set forth in the Offer under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of RSUs”) and Section 8 (“Source and Amount of Consideration; Terms of RSUs”) is incorporated herein by reference.

(c)           Trading Market and Price.  There is no established trading market for the Eligible Options.  The securities underlying the Eligible Options are shares of our Common Stock.  Our Common Stock is quoted on the Nasdaq Capital Market under the symbol “GLOI”.  The information set forth in the Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)           Name and Address.  The Company is the filing person and the subject company.  The information set forth under Item 2(a) above and on Appendix A of the Offer (“Information about the Directors and Executive Officers of GlobalOptions”) is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)           Material Terms.  The information set forth in the Offer under “Summary of Terms,” Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election”), Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of RSUs”), Section 6 (“Conditions of this Offer”), Section 8 (“Source and Amount of Consideration; Terms of RSUs”), Section 10 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”) and Section 13 (“Extension of this Offer; Termination; Amendment”) is incorporated herein by reference.

(b)           Purchases.  The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)           Agreements Involving the Subject Company’s Securities.  The information set forth in the Offer under Section 8 (“Source and Amount of Consideration; Terms of RSUs”) and Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)           Purposes.  The information set forth in the Offer under “Summary of Terms” and Section 2 (“Purpose of this Offer”) is incorporated herein by reference.

(b)           Use of Securities Acquired.  The information set forth in the Offer under Section 5 (“Acceptance of Eligible Options for Exchange and Cancellation, and Issuance of RSUs”) and Section 10 (“Status of Options Acquired by the Company in this Offer; Accounting Consequences of this Offer”) is incorporated herein by reference.

(c)           Plans.  The information set forth in the Offer under Section 2 (“Purpose of this Offer”) and Section 8 (“Source and Amount of Consideration; Terms of RSUs”) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)           Source of Funds.  The information set forth in the Offer under Section 8 (“Source and Amount of Consideration; Terms of RSUs”) and Section 14 (“Fees and Expenses”) is incorporated herein by reference.

(b)           Conditions.  The information set forth in the Offer under Section 6 (“Conditions of this Offer”) is incorporated herein by reference.

(d)           Borrowed Funds.  Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)           Securities Ownership.  The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) and on Appendix A of the Offer (“Information about the Directors and Executive Officers of GlobalOptions”) is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) and on Appendix A of the Offer (“Information about the Directors and Executive Officers of GlobalOptions”) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)           Solicitations or Recommendations.  Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           Financial Information.  The financial information included in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2008, including all materials incorporated by reference therein, is incorporated herein by reference.  The financial information included in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the SEC on May 14, 2008, is incorporated herein by reference.  The information set forth in the Offer under Section 15 (“Additional Information”) and Section 16 (“Financial Statements”) is incorporated herein by reference.  Our SEC filings, including the abovementioned Annual Report on Form 10-K and Quarterly Report on Form 10-Q, can be accessed electronically, free of charge, on the SEC’s website at http://www.sec.gov.

(b)           Pro Forma Financial Information.  Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           Agreements, Regulatory Requirements and Legal Proceedings.  The information set forth in the Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Involving Stock Options”) and Section 11 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)           Other Material Information.  Not applicable.

ITEM 12.	EXHIBITS.

See Index of Exhibits below.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALOPTIONS GROUP, INC.

By:	/s/ Harvey W. Schiller, Ph.D.
Harvey W. Schiller, Ph.D.
Title:	Chairman and Chief Executive Officer

Dated: May 28, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated May 28, 2008.
99.(a)(1)(B)	Form of Email Accompanying Distribution of the Offer.
99.(a)(1)(C)	Form of Election Form.
99.(a)(1)(D)	Form of Withdrawal Form.
99.(a)(1)(E)	Form of Confirmation of Receipt Emails.
99.(a)(1)(F)	Form of Reminder Emails.
99.(a)(1)(G)	Form of Email Reporting Results to Tendering Option Holders.
99.(a)(1)(H)	Press Release.
99.(a)(1)(I)	GlobalOptions Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities Exchange Commission on March 28, 2008 and incorporated herein by reference.
99.(a)(1)(J)	GlobalOptions Group, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2008, filed with the Securities Exchange Commission on May 14, 2008 and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
2006 Long-Term Incentive Plan, filed as Exhibit 10.1 to GlobalOptions Group, Inc. Current Report on Form 8-K filed with the Securities Exchange Commission on December 11, 2006 and incorporated herein by reference.

99.(d)(2)
2006 Stock Option Plan, filed as Exhibit 10.1 to GlobalOptions Group, Inc. Current Report on Form 8-K filed with the Securities Exchange Commission on June 16, 2006 and incorporated herein by reference.

99.(d)(3)
2005 Stock Option Plan, filed as Exhibit 99.1 to GlobalOptions Group, Inc. Current Report on Form 8-K filed with the Securities Exchange Commission on August 11, 2005 and incorporated herein by reference.

99.(d)(4)	Form of Notice of Grant of Restricted Stock Units.
99.(g)	Not applicable.
99.(h)	Not applicable.